Filing pursuant to Registration
                                                   Statement number 333-105855



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                                   FORM T-1

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           STATEMENT OF ELIGIBILITY
                  UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                   CORPORATION DESIGNATED TO ACT AS TRUSTEE

                     CHECK IF AN APPLICATION TO DETERMINE
                     ELIGIBILITY OF A TRUSTEE PURSUANT TO
                            SECTION 305(b)(2) | X |
                          ---------------------------

                             THE BANK OF NEW YORK

              (Exact name of trustee as specified in its charter)

New York                                                   13-5160382
(State of incorporation                                    (I.R.S. employer
if not a U.S. national bank)                               identification no.)

One Wall Street, New York, N.Y.                            10286
(Address of principal executive offices)                   (Zip code)

                          ---------------------------

                       CITIGROUP VEHICLE SECURITIES INC.
              (Exact name of obligor as specified in its charter)

Delaware                                                   45-0518753
(State or other jurisdiction of                            (I.R.S. employer
incorporation or organization)                             identification no.)

390 Greenwich Street
New York, New York                                         10013
(Address of principal executive offices)                   (Zip code)
                          ---------------------------

                            Asset Backed Securities
                      (Title of the indenture securities)

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

1.   General information. Furnish the following information as to the Trustee:

     (a) Name and address of each examining or supervising authority to which it is subject.

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                     Name                                              Address
-------------------------------------------------------------------------------------------------------
     Superintendent of Banks of the State of              2 Rector Street, New York, N.Y.
     New York                                             10006, and Albany, N.Y. 12203

     Federal Reserve Bank of New York                     33 Liberty Plaza, New York, N.Y. 10045

     Federal Deposit Insurance Corporation                Washington, D.C.  20429

     New York Clearing House Association                  New York, New York   10005

     (b)  Whether it is authorized to exercise corporate trust powers.

     Yes.

2.   Affiliations with Obligor.

     If the obligor is an affiliate of the trustee, describe each such affiliation.

     None.

16.  List of Exhibits.

     Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.F.R. 229.10(d).

     1. A copy of the Organization Certificate of The Bank of New York (formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672 and Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637.)

     4. A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 33-31019.)

     6. The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 33-44051.)

     7. A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

                                   SIGNATURE


     Pursuant to the requirements of the Act, the Trustee, The Bank of New York, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 7th day of June, 2004.


                                           THE BANK OF NEW YORK


                                           By: /S/ MARY LAGUMINA
                                               -------------------------------
                                               Name:   MARY LAGUMINA
                                               Title:  VICE PRESIDENT

                                                                     EXHIBIT 7
                                                                     ---------


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                      Consolidated Report of Condition of

                             THE BANK OF NEW YORK

                   of One Wall Street, New York, N.Y. 10286
                    And Foreign and Domestic Subsidiaries,

a member of the Federal Reserve System, at the close of business March 31, 2004, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

                                                               Dollar Amounts
ASSETS                                                           In Thousands
Cash and balances due from depository
  institutions:
  Noninterest-bearing balances and currency
    and coin............................................           $2,589,012
  Interest-bearing balances.............................            8,872,373
Securities:
  Held-to-maturity securities...........................            1,382,393
  Available-for-sale securities.........................           21,582,893
Federal funds sold and securities purchased
  under agreements to resell............................
  Federal funds sold in domestic offices................              792,900
  Securities purchased under agreements to
    resell..............................................              932,155
Loans and lease financing receivables:
  Loans and leases held for sale........................              555,415
  Loans and leases, net of unearned
    income..............................................           36,884,850
  LESS: Allowance for loan and
    lease losses........................................              628,457
  Loans and leases, net of unearned
    income and allowance................................           36,256,393
Trading Assets..........................................            3,654,160
Premises and fixed assets (including
  capitalized leases)...................................              929,969
Other real estate owned.................................                  319
Investments in unconsolidated subsidiaries
  and associated companies..............................              247,156
Customers' liability to this bank on
  acceptances outstanding...............................              215,581
Intangible assets.......................................
 Goodwill...............................................            2,687,623
 Other intangible assets................................              752,283

Other assets............................................            7,905,137
                                                                 ------------
Total assets............................................          $89,355,762
                                                                 ============

LIABILITIES
Deposits:
  In domestic offices...................................          $33,940,195
  Noninterest-bearing...................................           13,973,047
  Interest-bearing......................................           19,967,148
  In foreign offices, Edge and Agreement
    subsidiaries, and IBFs..............................           22,717,175
  Noninterest-bearing...................................              447,242
  Interest-bearing......................................           22,269,933
Federal funds purchased and securities sold
    under agreements to repurchase......................
   Federal funds purchased in domestic
     offices............................................              442,904
   Securities sold under agreements to
     repurchase.........................................              671,802
Trading liabilities.....................................            2,452,604
Other borrowed money:
  (includes mortgage indebtedness and
  obligations under capitalized leases).................           10,779,148
Bank's liability on acceptances executed and
  outstanding...........................................              217,705
Subordinated notes and debentures.......................            2,390,000
Other liabilities.......................................            7,230,967
                                                                 ------------
Total liabilities.......................................          $80,842,500
                                                                 ============

Minority interest in consolidated
  subsidiaries..........................................              141,523

EQUITY CAPITAL
Perpetual preferred stock and related
  surplus...............................................                    0
Common stock............................................            1,135,284
Surplus.................................................            2,080,657
Retained earnings.......................................            5,021,014
Accumulated other comprehensive income..................              134,784
Other equity capital components.........................                    0
Total equity capital....................................            8,371,739
                                                                 ------------
Total liabilities minority interest and equity
  capital...............................................          $89,355,762
                                                                 ============

     I, Thomas J. Mastro, Senior Vice President and Comptroller of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

                                                  Thomas J. Mastro,
                              Senior Vice President and Comptroller

     We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.


Thomas A. Renyi           ]
Gerald L. Hassell         ]                         Directors
Alan R. Griffith          ]


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